Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

June 28, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ken Ellington

Re:	FEG Absolute Access Fund I LLC, File Nos.: 333-199556; 811-22527

Dear Mr. Ellington:

The following responds to the comments you provided on June 15, 2018 in connection with your review of Post-Effective Amendment No. 4 to the registration statement under the Securities Act of 1933, as amended, and Amendment No. 10 to the registration statement under the Investment Company Act of 1940, as amended, (the “Registration Statement”) filed on Form N-2 of FEG Absolute Access Fund I LLC (the “Fund” or “Registrant”).1

1.	Comment: The Fund is a feeder fund of FEG Absolute Access Fund LLC (the “Master Fund”). The Fund discloses a withholding tax expense of $129,151. Please describe activities that generated a withholding tax at the feeder fund level.

Response: This expense would have been more appropriately characterized as an excise tax expense. A Regulated Investment Company (“RIC”) is subject to excise tax on undistributed income. To avoid a 4% non-deductible federal excise tax on undistributed taxable income, a RIC must distribute the sum of: 98% of its net investment income for the calendar year, 98.2% of the net capital gains (short and long) for the annual period ending October 31 and 100% of prior year under-distributions.

The excise payment of $129,151 was made as the Fund did not distribute enough in December 2016, which resulted in excise tax. The distribution amount was estimated in December 2016 based upon estimates received from the underlying managers that the Master Fund invested in. The final form K-1s the Master Fund received in August 2017 included significant net investment income from the underlying L.P. investments that had not been reflected in the initial estimates from the underlying managers. The Fund will characterize this type of expense as an excise tax expense going forward.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

2.	Comment: In future financial statements, please disclose the acquisition date for each restricted security as required by Article 12-12, footnote 8 of Regulation S-X.

Response: The Registrant will make the requested change going forward.

The preceding comments and related responses have been provided to and discussed with management of the Registrant. Any questions concerning these responses may be directed to the undersigned at (215) 988-3328. Thank you for your time and consideration.

Sincerely,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

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